Exhibit 99.1
Jumia Reports Third Quarter 2025 Results
Jumia Delivers 25% Revenue Growth And 21% GMV Growth; Accelerating Usage Growth And Progress in Operational Efficiency
Lagos, November 12, 2025 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the third quarter ended September 30, 2025.
Financial highlights for the third quarter 2025
•Revenue of $45.6 million compared to $36.4 million in the third quarter of 2024, up 25% year-over-year, and up 22% in constant currency.
•GMV of $197.2 million compared to $162.9 million in the third quarter of 2024, up 21% year-over-year, and up 13% in constant currency. Excluding South Africa and Tunisia, physical goods GMV grew 26% year-over-year.
•Operating loss of $17.4 million compared to $20.1 million in the third quarter of 2024, down 13% year-over-year, and down 13% in constant currency.
•Adjusted EBITDA loss of $14.0 million compared to $17.0 million in the third quarter of 2024, down 17% year-over-year, and down 17% in constant currency.
•Loss before Income tax of $17.7 million compared to $17.8 million in the third quarter of 2024, down 1% year-over-year, and down 8% in constant currency.
•Liquidity position of $82.5 million, a decrease of $15.8 million in the third quarter of 2025, compared to an increase of $71.8 million in the third quarter of 2024, which included the net proceeds from the August 2024 At-the-Market (ATM) offering, and a decrease of $12.4 million in the second quarter of 2025.
•Net cash flow used in operating activities of $12.4 million compared to net cash flow used in operating activities of $26.8 million in the third quarter of 2024 and $12.7 million used in the second quarter of 2025. The result includes a positive working capital1 contribution of $0.4 million.
Business highlights for the third quarter 2025
Unless otherwise stated, all reported KPIs are for physical goods and exclude results from South Africa and Tunisia, which were exited in late 2024.
•Orders grew 34% year-over-year, driven by strong execution, enhanced product assortment, and healthy consumer demand across key categories.
•Quarterly Active Customers ordering physical goods grew by 23% year-over-year, highlighting continued engagement and customer loyalty.
•GMV increased 26% year-over-year, driven by supply and strong marketing execution, partially offset by lower corporate sales in Egypt. Excluding corporate sales, GMV in reported currency grew 37% year-over-year.
•In October, physical goods orders and GMV each grew over 30% year-over-year, driven by strong demand on our platform.
•Nigeria’s momentum accelerated, with Orders growth up 30% and GMV up 43% year-over-year.
•Gross items sold from international sellers grew 52% year-over-year in the third quarter 2025, underscoring strong cross-border merchant engagement and growing interest for African markets.
Company Commentary
“This quarter marks a significant acceleration in customer demand and order growth, driven by strong execution across our markets and growing consumer trust in the Jumia brand. We believe Jumia has reached an inflection point as our compelling value proposition, and improved operational discipline position us for sustainable, profitable growth.

We continue to strengthen our cost structure and sharpen operational discipline, reinforcing our path toward profitability. Our focus remains on execution and customer engagement as we build a more efficient business. We believe that we are on track to reach breakeven on a Loss before Income tax basis in Q4 2026 and achieve full-year profitability in 2027, positioning Jumia for long-term growth and value creation." -Francis Dufay, CEO

1 Working capital comprises movements in: (i) trade and other receivables, prepaid expenses and other tax receivables; (ii) inventories; and (iii) trade and other payables, deferred income and other tax payables.

SELECTED FINANCIAL INFORMATION

Financial Results for the third quarter ended September 30, 2025

	For the three months ended					For the nine months ended
	As reported		YoY Change	Constant currency	YoY Change	As reported		YoY Change	Constant currency	YoY Change
In USD million, unless otherwise stated	September 30, 2024	September 30, 2025		September 30, 2025		September 30, 2024	September 30, 2025		September 30, 2025
Revenue	36.4	45.6	25%	44.5	22%	121.8	127.5	5%	129.1	6%
Gross Profit	22.9	23.8	4%	23.1	1%	75.6	67.6	(11)%	67.0	(11)%
Fulfillment expense	(10.3)	(10.4)	1%	(10.1)	(2)%	(29.0)	(30.6)	6%	(30.4)	5%
Sales and Advertising expense	(4.4)	(5.2)	18%	(5.2)	19%	(12.5)	(12.4)	(1)%	(12.7)	2%
Technology and Content expense	(9.7)	(8.7)	(10)%	(8.6)	(11)%	(27.5)	(27.6)	—%	(27.5)	—%
G&A expense, excluding SBC(1)	(17.6)	(16.2)	(8)%	(15.9)	(10)%	(50.5)	(48.3)	(4)%	(48.1)	(5)%
Adjusted EBITDA(1)	(17.0)	(14.0)	(17)%	(14.1)	(17)%	(37.6)	(43.3)	15%	(43.7)	16%
Operating Income/ (Loss)	(20.1)	(17.4)	(13)%	(17.4)	(13)%	(48.7)	(52.6)	8%	(53.0)	9%
Loss before Income tax(2)	(17.8)	(17.7)	(1)%	(18.0)	(8)%	(79.9)	(50.4)	(37)%	(56.2)	(18)%
_________________________
(1) See “Non-IFRS and Other Financial and Operating Metrics” for a reconciliation of non-IFRS measures to IFRS measures.
(2) Loss before Income tax in constant currency, and the corresponding year-over-year change, excludes the impact of foreign exchange gains/(losses) recorded in finance income/costs. Net foreign exchange gains/(losses) in reported currency were $1.7 million in the third quarter of 2024 and $0.2 million in the third quarter of 2025. For the nine months ended September 30, 2025 these amounts were
$(11.7) million in 2024 and $5.2 million in 2025, respectively.
Revenue
•Revenue2 of $45.6 million, up 25% year-over-year or up 22% year-over-year on a constant currency basis.
•Marketplace revenue, comprised of third-party sales, marketing and advertising, and value-added services, was $21.5 million, up 4% year-over-year or up 1% year-over-year on a constant currency basis.
◦Third-party sales were $19.0 million, up 5% year-over-year or up 2% year-over-year on a constant currency basis. The year-over-year growth was driven by strong performance in our marketplace business, supported by higher usage and improved take rates. This was partially offset by a $3.5 million year-over-year decline in third-party corporate sales, primarily in Egypt. Excluding third-party corporate sales, third-party sales was $18.9 million, up 30% year-over-year, or up 26% year-over-year on a constant currency basis.
◦Marketing and advertising was $1.3 million, down 24% year-over-year or down 26% year-over-year on a constant currency basis. The decline reflected lower spending from large CPG brands as they reassessed upcoming budgets, partially offset by growth in sponsored products following the launch of our new retail advertising platform in the second quarter. With advertising revenue at 1% of GMV, Jumia sees substantial upside potential.
◦Value-added services was $1.1 million, up 59% year-over-year or up 56% year-over-year on a constant currency basis.
•First-party sales revenue was $23.8 million, up 54% year-over-year or up 50% year-over-year on a constant currency basis, driven by strong momentum with key international brands.
Gross Profit
•Gross profit was $23.8 million, up 4% year-over-year or up 1% year-over-year on a constant currency basis.
•Gross profit as a percentage of GMV was 12.1% in the third quarter of 2025, compared to 14.0% in the third quarter of 2024. The year-over-year decline was primarily driven by lower corporate sales in Egypt. We remain focused on executing our strategy to enhance profitability through higher-margin revenue streams.
Expenses
•Fulfillment expense was $10.4 million, up 1% year-over-year or down 2% year-over-year on a constant currency basis.
◦Fulfillment expense per Order, excluding JumiaPay app Orders, which do not incur logistics costs, was $1.86, down 22% year-over-year or down 25% year-over-year on a constant currency basis.
◦We remain focused on reducing fulfillment unit costs through ongoing initiatives to improve warehouse staff productivity and customer support operations and by leveraging automation.
•Sales and Advertising expense totaled $5.2 million, up 18% year-over-year, or up 19% year-over-year on a constant currency basis. The increase reflects higher marketing investments to support customer acquisition and engagement, while maintaining efficiency through targeted and performance-driven campaigns.
•Technology and Content expense totaled $8.7 million, down 10% year-over-year, or down 11% year-over-year on a constant currency basis. The decrease was driven by ongoing headcount optimization and savings from recently renegotiated contracts.
•General and Administrative expense was $17.6 million, down 7% year-over-year, or down 8% year-over-year on a constant currency basis. General and Administrative expense, excluding share-based compensation expense, was $16.2 million, down 8% year-over-year, or down 10% year-over-year on a constant currency basis. The year-over-year decrease was primarily driven by lower tax expenses, partially offset by higher staff costs and professional fees. Staff costs within General and Administrative expense, excluding share-based compensation expense, increased by 1% year-over-year, primarily due to currency translation effects.
◦We expect General and Administrative expenses to continue declining as operational efficiency initiatives yield further benefits in subsequent quarters.
•We continue to streamline the organization. The total headcount has declined by 7% since December 31, 2024, with just over 2,010 employees on payroll as of September 30, 2025.
•We are leveraging AI across key functions to enhance productivity and reduce operating expenses. AI-driven workflows in customer service, marketing, and technology operations are improving efficiency, streamlining processes, and supporting a leaner cost structure. These initiatives are contributing to ongoing reductions in total operating expenses and improved scalability.
Loss before Income tax
•Operating loss was $17.4 million in the third quarter of 2025, compared to $20.1 million in the third quarter of 2024. The improvement reflects strong revenue growth and ongoing operational efficiency gains.
•Adjusted EBITDA loss, which excludes depreciation, amortization and share-based compensation expense, declined to $14.0 million in the third quarter of 2025, compared to $17.0 million in the third quarter of 2024, consistent with the improvement in operating performance.
•Loss before Income tax was $17.7 million in the third quarter of 2025, compared to $17.8 million in the third quarter of 2024. The results reflect :
◦A $0.9 million positive impact on gross profit;
◦A $1.8 million positive impact on operating expenses; and
◦A $2.6 million reduction in net finance result, driven by lower net foreign exchange gains.
•In constant currency, Loss before Income tax, excluding the impact of foreign exchange recorded in finance income and finance costs, was $18.0 million, down 8% year-over-year.
Cash Position
•As of September 30, 2025, the Company’s liquidity position was $82.5 million, comprised of $81.5 million in cash and cash equivalents and $1.0 million in term deposits and other financial assets.
•Jumia’s liquidity position decreased by $15.8 million in the third quarter of 2025, compared to an increase of $71.8 million in the third quarter of 2024, which included net proceeds from the August 2024 At-the-Market (ATM) offering, and a decrease of $12.4 million in the second quarter of 2025.
•Net cash used in operating activities was $12.4 million in the third quarter of 2025, compared to a net cash used of $26.8 million in the third quarter of 2024 and $12.7 million used in the second quarter of 2025. The result includes a positive working capital contribution of $0.4 million in the third quarter of 2025, compared to a negative working capital contribution of $9.1 million in the third quarter of 2024, primarily reflecting improvements in operating performance.
◦In addition, the Company reported $1.4 million in capital expenditures in the third quarter of 2025, compared to $0.9 million in the third quarter of 2024, primarily reflecting investments in infrastructure and facility enhancements to support business growth.
2 In addition to marketplace revenue and first-party sales, revenue included other revenue of $0.3 million in the third quarter of 2024 and $0.4 million in the third quarter of 2025.

SELECTED OPERATIONAL KPIs
Marketplace KPIs

	For the three months ended					For the nine months ended
	As Reported		YoY Change	Constant currency	YoY Change	As Reported		YoY Change	Constant currency	YoY Change
	September 30, 2024	September 30, 2025		September 30, 2025		September 30, 2024	September 30, 2025		September 30, 2025
Quarterly Active Customers (million)	2.0	2.4	17%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Quarterly Active Customers (million) adjusted for perimeter effects(1)	1.9	2.4	22%	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Orders Physical Goods (million)	4.3	5.6	30%	n.a.	n.a.	12.5	15.1	21%	n.a.	n.a.
Orders Physical Goods (million) adjusted for perimeter effects(1)	4.2	5.6	34%	n.a.	n.a.	12.1	15.1	24%	n.a.	n.a.
Orders JumiaPay app (million)	1.6	—	(99)%	n.a.	n.a.	2.8	0.7	(76)%	n.a.	n.a.
Orders JumiaPay app (million) adjusted for perimeter effects(1)	1.6	—	(99)%	n.a.	n.a.	2.8	0.7	(76)%	n.a.	n.a.
GMV (USD million)	162.9	197.2	21%	184.6	13%	514.5	539.1	5%	542.1	5%
GMV (USD million) adjusted for perimeter effects(1)	158.2	197.2	25%	184.6	17%	499.1	539.1	8%	542.1	9%
TPV (USD million)	45.0	56.3	25%	53.0	18%	136.3	150.8	11%	150.3	10%
JumiaPay Transactions (million)	3.0	1.6	(47)%	n.a.	n.a.	6.8	5.0	(26)%	n.a.	n.a.
_________________________
(1) Adjustments for perimeter effects relate to the exit from Tunisia and South Africa.
•GMV increased by 21% year-over-year to $197.2 million and physical goods Orders grew by 30% year-over-year to 5.6 million. Adjusted for perimeter effects, physical goods GMV and Orders grew by 26% and 34% year-over-year, respectively.
◦The increase in GMV was driven by robust consumer demand, partially offset by lower corporate sales in Egypt.
◦Order growth reflects continued improvement in product assortment and a stronger customer value proposition in physical goods.
▪In line with our strategic focus on scaling physical goods, we have reduced our emphasis on digital products sold through our JumiaPay App, that contribute high order volumes with limited revenue impact. While this shift influenced total order metrics for the quarter, physical goods Orders growth remained robust;
◦Our strategy to expand into secondary cities continues to deliver results. Adjusted for perimeter effects, Orders from upcountry regions represented 60% of total Orders in the third quarter of 2025, up from 54% in the prior-year period.
◦The average order value for physical goods Orders decreased in the third quarter of 2025 compared to the third quarter of 2024, driven by lower corporate sales in Egypt.
◦Jumia continues to take a disciplined approach to marketing spend, prioritizing channels that Jumia believes to be highly efficient, such as targeted paid online marketing, customer relationship management (“CRM”), search engine optimization (“SEO”), and relevant offline local channels (e.g. radio and print) while also leveraging its JForce agent network.
◦As a result of these efforts and adjusted for perimeter effects, Jumia is attracting what it believes to be a stickier and higher quality customer base as evidenced by a 362 basis point year-over-year improvement in repurchase rates.
▪Jumia’s cohort analysis indicates that 43% of new customers, who placed their first order in the second quarter of 2025, made a second purchase within 90 days, compared to 40% of new customers in the second quarter of 2024.

•TPV improved to $56.3 million in the third quarter of 2025, compared to $45.0 million in the third quarter of 2024. TPV as a percentage of GMV increased year-over-year to 29% in the third quarter of 2025, compared to 28% in the third quarter of 2024.

GUIDANCE
Jumia remains committed to delivering profitable growth in 2025 by scaling usage, improving operational efficiency, and driving meaningful reductions in cash burn.
Based on current business trends, we are refining our full-year 2025 guidance as follows:
•We anticipate physical goods Orders to grow between 25% and 27% year-over-year.
•GMV is projected to grow between 15% and 17% year-over-year.
•We forecast Loss before Income tax to be between negative $55 million and negative $50 million.
Strategic targets for full-year 2026:
•We are targeting a Loss before Income tax to be in the range of negative $25-$30 million.
•We confirm our strategic goal to achieve breakeven on a Loss before Income tax basis in the fourth quarter of 2026, and deliver full-year profitability in 2027.
The above forward-looking statements reflect Jumia’s expectations and strategic goals as of November 12, 2025, are subject to change, and involve inherent risks, which are partially or fully beyond its control. These risks include but are not limited to political and economic conditions across countries where it operates, the broader economic impact of the ongoing regional conflicts, and global supply chain issues.

CONFERENCE CALL AND WEBCAST INFORMATION
Jumia will host a conference call to discuss its third quarter 2025 results at 8:30 AM ET on November 12, 2025.

Interested parties can access the conference at:
US Dial-in (Toll Free): 888-506-0062
International Dial-in: 973-528-0011
Entry Code: 173224

The live call will also be available via webcast on Jumia’s Investor Relations Website: https://investor.jumia.com/investor-relations/default.aspx.

A replay of the call will be available until Wednesday, November 26, 2025 and can be accessed by dialing 877-481-4010 for toll free access or 919-882-2331 for international access using the replay passcode: 53118.

(UNAUDITED)
Consolidated statement of comprehensive income as of September 30, 2024 and 2025

	For the three months ended		For the nine months ended
In thousands of USD	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
Revenue	36,431	45,632	121,798	127,536
Cost of revenue	(13,552)	(21,855)	(46,156)	(59,919)
Gross profit	22,879	23,777	75,642	67,617
Fulfillment expense	(10,285)	(10,404)	(28,984)	(30,643)
Sales and advertising expense	(4,363)	(5,160)	(12,529)	(12,413)
Technology and content expense	(9,668)	(8,715)	(27,499)	(27,577)
General and administrative expense	(18,939)	(17,639)	(55,598)	(51,790)
Other operating income	703	797	1,176	2,366
Other operating expense	(440)	(57)	(884)	(139)
Operating loss	(20,113)	(17,401)	(48,676)	(52,579)
Finance income	2,678	1,160	4,662	7,500
Finance costs	(355)	(1,439)	(35,898)	(5,357)
Loss before Income tax	(17,790)	(17,680)	(79,912)	(50,436)
Income tax benefit / (expense)	889	(258)	343	(799)
Loss for the period	(16,901)	(17,938)	(79,569)	(51,235)
Attributable to:
Equity holders of the Company	(16,900)	(17,939)	(79,553)	(51,240)
Non-controlling interests	(1)	1	(16)	5
Loss for the period	(16,901)	(17,938)	(79,569)	(51,235)
Other comprehensive income / (loss) to be classified to profit or loss in subsequent periods
Exchange differences gain on translation of foreign operations	14,748	(14,162)	217,525	(82,982)
Other comprehensive loss on net investment in foreign operations	(16,891)	12,814	(207,378)	77,893
Other comprehensive income on financial assets at fair value through OCI	427	208	3,579	2,082
Other comprehensive income / (loss)	(1,716)	(1,140)	13,726	(3,007)
Total comprehensive loss for the period	(18,617)	(19,078)	(65,843)	(54,242)
Attributable to:
Equity holders of the Company	(18,602)	(19,079)	(65,826)	(54,199)
Non-controlling interests	(15)	1	(17)	(43)
Total comprehensive loss for the period	(18,617)	(19,078)	(65,843)	(54,242)

(UNAUDITED)
Consolidated statement of financial position as of December 31, 2024 and September 30, 2025

	As of
In thousands of USD	December 31, 2024	September 30, 2025
Assets
Non-current assets
Property and equipment	17,196	18,957
Deferred tax assets	323	493
Other taxes receivables	3,814	3,942
Other non-current assets	1,408	1,249
Total Non-current assets	22,741	24,640
Current assets
Inventories	6,432	8,298
Trade and other receivables	15,783	15,292
Income tax receivables	3,041	3,041
Other taxes receivable	4,227	4,866
Prepaid expenses	5,903	5,594
Term deposits and other financial assets	78,585	1,044
Cash and cash equivalents	55,360	81,484
Total Current assets	169,331	119,619
Total Assets	192,072	144,259
Equity and Liabilities
Equity
Share capital	283,093	286,155
Share premium	1,792,181	1,792,181
Other reserves	180,442	177,395
Accumulated losses	(2,168,924)	(2,220,246)
Equity attributable to the equity holders of the Company	86,792	35,485
Non-controlling interests	(506)	(547)
Total Equity	86,286	34,938
Liabilities
Non-current liabilities
Non-current borrowings	7,260	8,219
Trade and other payables	6	252
Deferred tax liabilities	540	159
Other taxes payable	1,626	468
Provisions for liabilities and other charges	638	793
Total Non-current liabilities	10,070	9,891
Current liabilities
Current borrowings	3,938	4,309
Trade and other payables	44,301	48,568
Income tax payables	13,510	13,891
Other taxes payable	13,994	16,449
Provisions for liabilities and other charges	12,893	11,644
Deferred income	7,080	4,569
Total Current liabilities	95,716	99,430
Total Liabilities	105,786	109,321
Total Equity and Liabilities	192,072	144,259

(UNAUDITED)
Consolidated statement of cash flows as of September 30, 2024 and 2025

	For the three months ended		For the nine months ended
In thousands of USD	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
Loss before Income tax	(17,790)	(17,680)	(79,912)	(50,436)
Depreciation and amortization of tangible and intangible assets	1,835	1,917	5,954	5,793
Impairment losses on loans, receivables and other assets	182	92	89	429
Impairment losses/(reversals) on obsolete inventories	178	71	378	393
Share-based compensation expense	1,317	1,444	5,123	3,442
Net (gain)/loss from disposal of tangible and intangible assets	424	(4)	730	9
Change in provision for other liabilities and charges	(1,414)	728	(3,020)	(1,589)
Lease modification (income)/expense	4	25	(68)	(1)
Interest (income)/expense	(605)	268	219	470
Discounting effect (income)/expense	25	4	(181)	91
Net foreign exchange (gain)/loss	(1,928)	(273)	12,011	(2,977)
Net loss on financial instruments at fair value through profit or loss	—	—	16,163	—
Net loss recognized on disposal of debt instruments held at FVOCI	—	207	3,427	2,577
Share-based compensation expense - settlement	(27)	(1)	(168)	(139)
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables	565	(1,059)	5,582	1,228
(Increase)/Decrease in inventories	(287)	1,174	(48)	(1,698)
Increase/(Decrease) in trade and other payables, deferred income and other tax payables	(9,409)	302	4,955	(2,133)
Income taxes (paid)/received	115	386	(1,960)	(1,716)
Net cash flows (used in) / from operating activities	(26,815)	(12,399)	(30,726)	(46,257)
Cash flows from investing activities
Purchase of property and equipment	(870)	(1,368)	(1,796)	(2,976)
Proceeds from sale of property and equipment	30	10	115	54
Interest or other charges received	669	448	657	1,826
Movement in other non-current assets	(161)	118	(114)	278
Movement in term deposits and other financial assets	(30,238)	1,770	(8,659)	77,929
Net cash flows (used in) / from investing activities	(30,570)	978	(9,797)	77,111
Cash flows from financing activities
Interest settled - financing	(28)	—	(27)	—
Payment of lease interest	(72)	(530)	(508)	(1,841)
Repayment of lease liabilities	(745)	(1,280)	(3,127)	(2,767)
Equity transaction costs	(2,946)	—	(2,946)	(85)
Capital contributions	99,642	(6)	99,642	1
Proceeds from exercise of stock options	—	—	—	1
Net cash flows (used in) / from financing activities	95,851	(1,816)	93,034	(4,691)
Net (decrease)/increase in cash and cash equivalents	38,466	(13,237)	52,511	26,163
Effect of exchange rate changes on cash and cash equivalents	2,303	(832)	(2,168)	(39)
Cash and cash equivalents at the beginning of the period	45,057	95,553	35,483	55,360
Cash and cash equivalents at the end of the period	85,826	81,484	85,826	81,484

Forward Looking Statements
This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission for the year ended December 31, 2024. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Considering these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.
The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS Financial and Operating Metrics
Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.
This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Customers, Quarterly Active Customers, Orders and GMV. We define Annual Active Customers Quarterly Active Customers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:
Annual Active Customers means unique customers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.
Quarterly Active Customers means unique customers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.
We believe that Annual Active Customers and Quarterly Active Customers are useful indicators of the adoption of our offering by customers in our markets.
Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.
We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.
Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.
We use Quarterly Active Customers, Orders and GMV as some of many indicators to monitor usage of our platform.
Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.
We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used, provides a useful indicator of the development, and adoption by customers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.
JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns, for the relevant period.
We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by customers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.
We use TPV and the number of JumiaPay Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.
General and administrative expense, excluding SBC, corresponds to the General & Administrative (“G&A”) expense excluding share-based compensation expense (“SBC”). We use this metric to measure the development of our G&A costs exclusive of the impact of SBC which is mainly a non-cash expense, influenced, in part, by share price fluctuations.
Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based compensation expense.
Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to Loss for the period, Loss before Income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
Management uses Adjusted EBITDA:
•as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;
•for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•to evaluate the performance and effectiveness of our strategic initiatives; and
•to evaluate our capacity to expand our business.
Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:
•Adjusted EBITDA does not reflect our share-based compensation, income tax expense (benefit) or the amounts necessary to pay our taxes;
•although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.
The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended		For the nine months ended
(USD million)	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
Loss for the period	(16.9)	(17.9)	(79.6)	(51.2)
Income tax benefit / (expense)	(0.9)	0.3	(0.3)	0.8
Net Finance costs / (income)	(2.3)	0.3	31.2	(2.1)
Depreciation and amortization	1.8	1.9	6.0	5.9
Share-based compensation expense	1.3	1.4	5.1	3.4
Adjusted EBITDA	(17.0)	(14.0)	(37.6)	(43.3)
Constant currency data
Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.
Constant currency metrics are calculated using the average foreign exchange rates for each month during 2024 and applying them to the corresponding months in 2025, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. These calculations do not include any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations. Constant currency information is not a measure calculated in accordance with
IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.
The following table sets forth the constant currency data for selected metrics:

	For the three months ended					For the nine months ended
	As reported		YoY Change	Constant currency	YoY Change	As reported		YoY Change	Constant currency	YoY Change
In USD million, except percentages	September 30, 2024	September 30, 2025		September 30, 2025		September 30, 2024	September 30, 2025		September 30, 2025
Revenue	36.4	45.6	25%	44.5	22%	121.8	127.5	5%	129.1	6%
Marketplace revenue	20.6	21.5	4%	20.8	1%	66.5	61.1	(8)%	60.5	(9)%
Third-party sales	18.2	19.0	5%	18.5	2%	58.8	53.6	(9)%	52.9	(10)%
Value-added services	0.7	1.1	59%	1.1	56%	2.1	2.8	36%	2.8	35%
Marketing and advertising	1.8	1.3	(24)%	1.3	(26)%	5.7	4.7	(17)%	4.7	(17)%
First-party sales	15.5	23.8	54%	23.3	50%	54.0	65.2	21%	67.4	25%
Other revenue	0.3	0.4	14%	0.4	9%	1.3	1.2	(1)%	1.2	(1)%
Gross Profit	22.9	23.8	4%	23.1	1%	75.6	67.6	(11)%	67.0	(11)%
Fulfillment expense	(10.3)	(10.4)	1%	(10.1)	(2)%	(29.0)	(30.6)	6%	(30.4)	5%
Sales and Advertising expense	(4.4)	(5.2)	18%	(5.2)	19%	(12.5)	(12.4)	(1)%	(12.7)	2%
Technology and Content expense	(9.7)	(8.7)	(10)%	(8.6)	(11)%	(27.5)	(27.6)	—%	(27.5)	—%
G&A expense, excluding SBC	(17.6)	(16.2)	(8)%	(15.9)	(10)%	(50.5)	(48.3)	(4)%	(48.1)	(5)%
Adjusted EBITDA	(17.0)	(14.0)	(17)%	(14.1)	(17)%	(37.6)	(43.3)	15%	(43.7)	16%
Operating Income/ (Loss)	(20.1)	(17.4)	(13)%	(17.4)	(13)%	(48.7)	(52.6)	8%	(53.0)	9%
Loss before Income tax(1)	(17.8)	(17.7)	(1)%	(18.0)	(8)%	(79.9)	(50.4)	(37)%	(56.2)	(18)%

GMV	162.9	197.2	21%	184.6	13%	514.5	539.1	5%	542.1	5%
TPV	45.0	56.3	25%	53.0	18%	136.3	150.8	11%	150.3	10%
TPV as % of GMV	28%	29%		29%		26%	28%		28%
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(1) Loss before Income tax in constant currency, and the corresponding year-over-year change, excludes the impact of foreign exchange recorded in finance income/costs. Net foreign exchange gains/(losses) in reported currency were $1.7 million for the third quarter of 2024 and $0.2 million for the third quarter of 2025. For the nine months ended September 30, 2025 these amounts were
$(11.7) million in 2024 and $5.2 million in 2025, respectively.